ING Life Insurance and Annuity Company
and its
Variable Annuity Account I

RETIREMENT MASTER

Supplement dated December 17, 2013 to the Contract Prospectus and Contract Prospectus Summary, each dated May 1, 2013, as amended

This supplement updates and amends certain information contained in your variable annuity Contract Prospectus and Contract Prospectus Summary. Please read it carefully and keep it with your Contract Prospectus and Contract Prospectus Summary for future reference.

IMPORTANT INFORMATION REGARDING THE ING PIMCO HIGH YIELD PORTFOLIO

> *Please Note: The following information only affects you if you currently invest in or plan to invest in a subaccount that corresponds to the Funds referenced below.*

Effective on or about the close of business on or about February 4, 2014, the **ING PIMCO High Yield Portfolio** will:
- Change its name to ING High Yield Portfolio;
- Change its investment subadviser to ING Investment Management Co. LLC; and
- Change its investment objective to "Seeks to provide investors with a high level of current income and total return."

Please note that this Fund has not been selected as available to participants under your Plan.

IMPORTANT INFORMATION REGARDING THE ING JPMORGAN MID CAP VALUE PORTFOLIO

Effective on or about the close of business February 7, 2014, the **ING JPMorgan Mid Cap Value Portfolio** will no longer be available for your Plan to select as available for plan participants.

Information in your Contract Prospectus and Contract Prospectus Summary regarding the Funds referenced above is changed accordingly.

MORE INFORMATION IS AVAILABLE

More information about the funds available through your contract, including information about the risks associated with investing in them, can be found in the current prospectus and Statement of Additional Information for each fund. You may obtain these documents by contacting your local representative or by writing or calling the Company at:

ING
USFS Customer Service
Defined Contribution Administration
P.O. Box 990063
Hartford, CT 06199-0063
1-800-262-3862

If you received a summary prospectus for any of the funds available through your contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus.